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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                FINAL AMENDMENT
                                      TO
                                SCHEDULE 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

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                               The Limited, Inc.
                 (Name of issuer and person filing statement)
                         Common Stock, $.50 par value
                        (Title of class of securities)
                                   53271610
                     (CUSIP number of class of securities)

                                SAMUEL P. FRIED
                      Vice President and General Counsel
                               THE LIMITED, INC.
                             Three Limited Parkway
                                P.O. Box 16000
                             Columbus, Ohio 43230
                           Telephone: (614) 415-7000
                 (Name, address and telephone number of person
               authorized to receive notices and communications
                   on behalf of the person filing statement)

                                  Copies to:
                                DAVID L. CAPLAN
                             DAVIS POLK & WARDWELL
                             450 Lexington Avenue
                           New York, New York 10017
                                (212) 450-4000

                                April 15, 1998
    (Date tender offer first published, sent or given to security holders)

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               This Final Amendment amends and supplements the Schedule 13E-4
Issuer Tender Offer Statement (the "Statement") filed April 15, 1998 (and amended April 16, April 21, May 7 and May 14, 1998) by The Limited, Inc., a Delaware corporation ("The Limited"), relating to an offer by The Limited to exchange up to 43,600,000 shares of Class A common stock, par value $.01 per share (the "A&F Common Stock"), of Abercrombie & Fitch Co. ("A&F"), which The Limited owns, for shares of common stock, par value $.50 per share (the "Limited Common Stock"), of The Limited upon the terms and subject to the conditions stated in the Offering Circular--Prospectus dated April 15, 1998 (the "Offering Circular--Prospectus") and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offering Circular--Prospectus, constitute the "Exchange Offer"). The Exchange Offer expired at 12:00 midnight, New York City time, on Wednesday, May 13, 1998.


               Terms defined in the Offering Circular--Prospectus and not separately defined herein shall have the meanings specified in the Offering Circular--Prospectus.

Item 8. Additional Information.

               Item 8(e) is hereby amended by adding the following:


               On May 19, 1998, The Limited announced the final results of the Exchange Offer. The Limited accepted for exchange 47,075,052 shares of Limited Common Stock, at a Final Exchange Ratio of .86 of a share of A&F Common Stock for each share of Limited Common Stock. See the press release attached as Exhibit (a)(16) hereto.


Item 9. Material to be Filed as Exhibits.


               Item 9 is hereby amended by the addition of the following
Exhibit:

               (a)(16) Press release of The Limited dated May 19, 1998



                                   SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         The Limited, Inc.




                                         By: /s/ Kenneth B. Gilman
                                             ----------------------------------
                                             Kenneth B. Gilman
                                             Vice Chairman and
                                             Chief Administrative Officer


Dated:  May 20, 1998



                                 EXHIBIT INDEX


Exhibit
Number                             Description
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(a)(16)            Press release of The Limited dated May 19, 1998